September 25, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	NuCana plc (the “Company”)

Registration Statement on Form F-1 (File No. 333-220321)

Dear Ms. Hayes:

In accordance with Rule 461 under the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) and as representatives of the several underwriters of the Company’s proposed initial public offering of American Depositary Shares, representing the Company’s ordinary shares, we hereby join in the Company’s request that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Wednesday, September 27, 2017, or as soon thereafter as practicable, or at such later time as the Company may orally request.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that between September 18, 2017 and the date hereof, approximately 695 copies of the Preliminary Prospectus dated September 18, 2017 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We wish to advise you that the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

Jefferies LLC

Cowen and Company, LLC

As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Rizwan Velji
Name: Rizwan Velji
Title: Director

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ George Milstein
Name: George Milstein
Title: Managing Director

[Signature Page to NuCana plc Acceleration Request]